Exhibit 99.1

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Steakholder Foods® Announces Patent Approval in Canada

•	The patent has been granted for the physical manipulation of cultured muscle, key to developing high-quality complexed-structure meat.
•	Protecting Steakholder Foods’ proprietary technology is essential in order to reach commercialization and enter into agreements with partners.
•	The company is taking another step toward intellectual property leadership in the cultivated meat industry, bringing whole-cut cultivated meat products closer to reality.

Rehovot, Israel, February 13, 2023 — Steakholder Foods Ltd. (Nasdaq: STKH), (formerly MeaTech 3D: MITC), an international deep-tech food company at the forefront of the cultivated meat industry, is proud to announce that it has received approval for its patent on Physical Manipulation of Cultured Muscle Tissue in Canada. This patent, which has already been granted in the US, Australia, and New Zealand, covers systems and methods for applying external forces to muscle tissue, resulting in the development of high-quality complex structured meat.

The approval of this patent in Canada is another milestone for Steakholder Foods and represents a step forward in the company's efforts to strengthen its IP portfolio. This move underlines the company's commitment to innovation and leadership in the field of cultivated meat and is a testament to the company's expertise in developing cutting-edge technologies that are changing the food industry.

Dan Kozlovski, CTO of Steakholder Foods: "Our patented systems and methods for physical manipulation of cultured muscle tissue have been a game changer in the cultivation of structured meat. By strengthening and enhancing the muscle tissues in a way that mimics a cow's natural development, we are able to achieve a desired texture that drives consumer preference. This breakthrough in methodology and technology will play a crucial role in creating complex structured whole-cut meat products with the right elasticity, density, and taste. We're thrilled to bring this innovation to the market and offer consumers a delicious, sustainable alternative to traditional meat."

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com